NEWS RELEASE

FOR IMMEDIATE RELEASE – July 15, 2004
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	2Q04 Financial Results Call

CALGARY, Alberta - PetroKazakhstan Inc. ("PetroKazakhstan") will be hosting a conference call to discuss its Second Quarter 2004 financial results that will be released at 9:30 a.m. Eastern time (7:30 a.m. Mountain time, 2:30 p.m. GMT) on Thursday, July 29, 2004.

The conference call will be held the same day on Thursday, July 29, 2004 at 11:00 a.m. Eastern time (9:00 a.m. Mountain time, 4:00 p.m. GMT). Those who wish to participate are invited to dial (416) 913-8746.

The conference call hosts will be Ihor P. Wasylkiw, Vice President Investor Relations, Bernard F. Isautier, President and Chief Executive Officer and Nicholas H. Gay, Senior Vice President Finance and Chief Financial Officer.

Those who are unable to participate by telephone may listen in to the call via a live webcast feed which can be accessed from either PetroKazakhstan's or Canada NewsWire's websites. A recording of the conference call may be listened to in its entirety by calling (416) 640-1917 and specifying the code 21057387 followed by the number sign. This recording will be available until August 5th. The archived webcast will be available until August 30th.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ. The company's website can be accessed at www.petrokazakhstan.com and Canada NewsWire's website can be accessed at www.newswire.ca.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:
Ihor P. Wasylkiw	Jeffrey D. Auld
Vice President Investor Relations	Manager Investor Relations - Europe
+1 (403) 221-8658	+ 44 (1753) 410-020
+1 (403) 383-2234 (cell)	+ 44 79-00-891-538 (cell)

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3

Telephone (403) 221-8435 Fax: (403) 221-8425